MedQuist®

PF
12-31-01





MedQuist 2001 ANNUAL REPORT







Corporate Profile

MedQuist is the leading national provider of medical transcription services, a key component in the provision of healthcare services. Transcription is the process by which dictation is converted into an electronic medical report. The timely production of accurate reports is necessary for patient care and for healthcare providers to receive reimbursement. Through our approximately 9,800 transcriptionists, proprietary software, sophisticated digital dictation equipment and ability to interface with healthcare providers' computer systems, we provide customized solutions to shorten our customers' billing cycles and reduce their overhead and other administrative costs. We serve approximately 3,200 clients nationwide through our 87 client service centers and satellite offices.

MedQuist®

Member of
the Philips Group
of Companies

Summary Financial Highlights

	2001		
	in thousands except for share data		
BALANCE SHEET DATA			
Working Capital	$ 135,703	$ 155,969	$ 99,354
Total Assets	404,037	349,901	302,183
Long Term Debt, Net of Current Portion	1,088	22	452
Shareholder's equity	364,810	317,806	256,536

	2001		
	in thousands except for share data		
INCOME STATEMENT			
Revenues	$ 405,308	$ 364,149	$ 330,008
EBITDA	93,089	87,254	80,065
Diluted EPS from Continuing Operations	$ 1.18	$ 1.04	$ 1.09
Pro Forma Net Income Per Share	$ 1.15[1]	$ 1.12[2]	$ 1.05[3]

1 Pro Forma Net Income Per Share excludes $1.5 million of restructuring charges, $600 thousand of income related to the adjustment of restructure reserves established in 1997 and 1998 and $3 million of income related to a favorable legal settlement.

2 Pro Forma Net Income Per Share excludes $6.3 million of costs associated with the Philips tender offer, $1.0 million of income related to the adjustment of restructure reserves established in 1997 and 1998, and $3.7 million gain from the sale of an investment.

3 Pro Forma Net Income Per Share excludes $315 thousand of income related to revision of 1998 transaction cost estimates and $2.3 million of income related to the adjustment of the restructure reserves established in 1998.



1999
2000
2001
1999
2000
2001
1999
2000
2001

REVENUES
in thousands

PRO FORMA NET INCOME PER SHARE
in dollars [1 2 3]

EBITDA
in thousands

To Our Shareholders:



David A. Cohen

Chairman of the Board, President and Chief Executive Officer

The year 2001 was a rewarding one for MedQuist shareholders, as our company's stock price increased more than 80 percent. In fact, MedQuist was listed as one of the "Top 100 Stocks" of 2001 by *Bloomberg Personal Finance* magazine. Your management team continued to work hard to provide creative solutions and additional service offerings to help MedQuist's hospital customers move beyond the financial hardships they endured as a result of decreased reimbursements over the last several years.

Throughout 2001, MedQuist acquired the capability to provide digital dictation systems to its customers, enhanced its reimbursement coding service offering and secured a technology solution for its digital transcription platform. We further strengthened our leadership position in the medical transcription market through our acquisitions of the third and fourth largest companies in our industry. Each of these acquisitions accelerated the execution of MedQuist's strategic plan for becoming the world's leading medical document management company.

As always, MedQuist remains an extremely strong company, with a blue chip client base, high recurring revenue, strong earnings and consistent cash flow. Management remains committed to the company's growth prospects, and is enthusiastic about our opportunities in medical transcription and related businesses.

In February, MedQuist acquired Digital Voice Inc., known as DVI, which is one of the nation's leading providers of digital dictation systems to the health care market. This acquisition allowed MedQuist to increase its service offerings to both its current and future hospital customers. The addition of DVI also serves to increase MedQuist's distribution capabilities into the health care industry through relationships with DVI's distributors and dealers throughout the nation.

In March, we acquired Coding Concepts LLC, a leading regional provider of reimbursement coding services located in the Detroit metropolitan area. We believe MedQuist's core competencies will easily translate into this new and exciting market, allowing for significant growth opportunities.

In April, MedQuist acquired SpeechMachines, an application service provider of dictation recording, editing and workflow management for the medical transcription industry. The acquisition of SpeechMachines accelerated the roll-out of our digital Internet-enabled transcription platform. This platform will allow MedQuist to reduce its costs and improve its service offering, which will support aggressive, ongoing market penetration in MedQuist's transcription business.

In July, MedQuist acquired Your Office Genie, the nation's fourth-largest medical transcription company. Prior to our acquisition, Your Office Genie was also the nation's largest independent transcription company. Your Office Genie has a long history of high quality transcription services, and we are pleased to add this operation to the MedQuist team.

In November, MedQuist acquired Lernout & Hauspie Medical Solutions Holdings, Inc., the nation's third-largest medical transcription company. Although L&H's medical transcription division had very low profit margins at the time of our acquisition, we are optimistic that MedQuist's management disciplines will facilitate an increased return to shareholders over the next two years.

"We continue to value our employees and recognize that it is through their talent and hard work that we have accomplished so much."

MedQuist continues to enjoy its committed technology partnership with its parent company, Royal Philips Electronics, which currently owns roughly 71 percent of MedQuist's outstanding shares. Philips is a leader in voice recognition technology, and has an established customer base in medical imaging in both the United States and Europe. We anticipate that Philips' European hospital customer base could facilitate MedQuist's entry into this vast market over the next several years.

Your company has been successful in hiring the best and brightest talent, and will continue to make further progress in developing its employees. One of our goals over the next several years is to make MedQuist one of the best companies to work for in the healthcare information management industry.

In conclusion, we believe 2001 financial and stock price performance demonstrates that MedQuist continues to make progress regarding its long-term strategy for growth. The roll-out of our digital platform is on schedule, and we have made progress in the development of our automated reimbursement coding product. Over the next three years, we plan to rationalize our office locations and regionalize our data center locations. We believe these initiatives should result in increased cost savings, low cost leader status and strategic advantages over our competition. MedQuist will continue to move forward in its strategic transition to a full-service medical document management company, which we believe will result in profitable growth and increased shareholder value in future years.

Sincerely,

David A. Cohen
Chairman of the Board, President and Chief Executive Officer



Standing left to right:
David Ames,
Senior Vice President, Speech & Text Solutions

Brian J. Kearns,
Senior Vice President, Treasurer and Chief Financial Officer

John Quaintance,
Senior Vice President/ Group Vice President–Western Group

Dale Iorillo, RHIA,
Senior Vice President/ Group Vice President–Western Group

Robin K. Stults, RHIA,
Senior Vice President, Coding & Information Services

Ethan H. Cohen,
Senior Vice President and Chief Technology Officer

Seated left to right:
John M. Suender,
Senior Vice President, Secretary and General Counsel

Ronald F. Scarpone,
Senior Vice President, Sales and Marketing

Going beyond what's expected is where we begin.



MedQuist delivers personalized services through our nationwide client service centers, each with the authority and resources to meet the needs of their client partners. It is this combination of size and customization that makes MedQuist unique. No other vendor offers this combination of advanced technology and financial resources combined with experienced and responsive management and staff.

"Every time I start discussing what makes us special, it always comes back to our people."
— *David A. Cohen, Chairman, President and Chief Executive Officer*

MedQuist Transcriptionists True Stories:

MedQuist's work-from-home arrangement is the best. It gives me time to work on my ranch in Sonoma County, more than 85 miles away from the Hayward, CA office, where I have lived for 17 years. I am proud to be a new member of the strong, competent, promising team at MedQuist, and glad I decided to bring my many years of experience in transcription, language and science to the largest medical transcription company in the United States.

[illegible] Lopresti,
Hayward, CA

After giving up the idea of a nursing career years ago, I found the best of both worlds in being a medical transcriptionist. The reports I transcribe serve as "hands-on patient care without really being there." I am in on the history taking, I hear the physical findings on the exam, and I hear the assessment and recommendations. There are times, after a day's transcription, that I feel I have been in the doctor's office and examining room all day! It puts me where the action is without having to be there. This is why I really like being a MedQuist MT!

[illegible] D. Otto,
[illegible] Bridge, NJ

What an awesome responsibility and honor to be a tiny part of a 12,000-member team. There is always a "pat on the back" from a friendly staff member, and a technical staff that can't be beat. Teamwork is the key to any successful business, and being on the MedQuist team makes me part of that success.

Rhoda Hill,
Durham, NC

The following financial information is derived from our audited financial statements which have been restated to reflect our 1998 acquisitions accounted for as pooling of interests. This information is only a summary and you should read it in conjunction with "Managements Discussion and Analysis of Financial Condition and Results of Operations", our audited financial statements and related notes and other information that we have filed with the SEC.

Consolidated Statement of Operations Data:

(in thousands, except per share data)

	December 31				
		2000	1999	1998	1997
Revenues	$ 405,308	$ 364,149	$ 330,008	$ 271,655	$ 216,158
Costs and expenses:					
Cost of revenues,					
excluding depreciation	299,102	265,817	238,180	209,587	169,235
Selling, general and administrative	13,117	11,078	11,763	16,061	14,362
Depreciation	17,001	14,720	12,000	12,697	10,339
Amortization of intangible assets	9,398	7,335	5,333	3,757	5,652
Restructuring charges (credits)	868	(1,013)	(2,333)	6,539	2,075
Other (income) expense	(3,000)	6,255	(315)	11,682	—
Total costs and expenses	336,486	304,192	264,628	260,323	201,663
Operating income	68,822	59,957	65,380	11,332	14,495
Gain on sale of securities	—	3,672	309	—	—
Interest (expense) income, net	3,754	3,874	1,955	325	(469)
Income before income taxes	72,576	67,503	67,644	11,657	14,026
Income tax provision	27,940	28,773	27,439	8,472	5,293
Net income	$ 44,636	$ 38,730	$ 40,205	$ 3,185	$ 8,733
Basic net income per common share	$ 1.21	$ 1.07	$ 1.14	$ 0.10	$ 0.28
Diluted net income per common share	$ 1.18	$ 1.04	$ 1.09	$ 0.09	$ 0.26

Balance Sheet Data:

(in thousands)

	December 31				
		2000	1999	1998	1997
Working capital	$ 135,703	$ 155,969	$ 99,354	$ 41,852	$ 36,608
Total assets	404,037	349,901	302,183	187,311	173,773
Long-term debt, net of current portion	1,088	22	452	215	7,589
Shareholders' equity	364,810	317,806	256,536	151,186	131,373

Managements Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are the leading national provider of medical transcription services. Over 97% of our revenue in 2001 was derived from the provision of medical transcription services, which we recognize when we render services and deliver reports.These services are based primarily on contracted rates.We also derive revenue from services other than traditional transcription services, such as coding revenue, interfacing fees, equipment rentals, equipment sales, referral fees and commissions from strategic partners. Revenues from these other sources are recognized when earned.

For purposes of our discussion and analysis of our results of operations we distinguish our revenue growth as "core growth" and growth from large acquisitions. Core growth includes revenue from all of the above sources and revenue from acquisitions with annual sales under $5 million, prior to the date of acquisition. Revenues arising from acquisitions having annual revenue in excess of $5 million, prior to the date of acquisition, is discussed separately in our analysis of revenue growth.

Cost of revenue consists of all direct costs associated with providing transcription-related services, including payroll, telecommunications, technology development, repairs and maintenance, rent and other direct costs. However, cost of revenue does not include depreciation. Most of our cost of revenue is variable in nature, but includes certain fixed components. Selling, general and administrative expenses include costs associated with our senior executive management, marketing, accounting, legal and other administrative functions. Selling, general and administrative expenses are mostly fixed in nature, but include certain variable components.

From 1995 through 2001, we completed 44 acquisitions. Six acquisitions, including the December 1998 acquisition of MRC, were accounted for as pooling of interests. Four of these acquisitions were material and, accordingly, we restated our financial statements.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data as a percentage of revenue, as restated for our acquisitions accounted for as a pooling of interests:

	Year Ended December 31,		
	2001	2000	1999
Revenue	100.0%	100.0%	100.0%
Costs and expenses:			
Cost of revenue, excluding depreciation	73.8	73.0	72.2
Selling, general and administrative	3.2	3.0	3.6
Depreciation	4.2	4.0	3.6
Amortization of intangible assets	2.3	2.0	1.6
Restructuring charges (credits)	0.2	(0.2)	(0.7)
Other (income) expense	(0.7)	1.7	(0.1)
Total costs and expenses	83.0	83.5	80.2
Operating income	17.0	16.5	19.8
Gain on sale of securities	—	1.0	0.1
Interest income, net	0.9	1.0	0.6
Income before income taxes	17.9	18.5	20.5
Income tax provision	6.9	7.9	8.3
Net income	11.0%	10.6%	12.2%

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

REVENUES. Revenues increased 11.3% from $364.1 million in 2000 to $405.3 million in 2001. The $41.2 million increase resulted from increased sales to existing customers, sales to new customers and strategic partners and additional revenue from acquisitions. The $41.2 million increase resulted from $13.6 million of core growth and $27.6 million from large acquisitions.

COST OF REVENUES, EXCLUDING DEPRECIATION. Cost of revenues increased 12.5% from $265.8 million in 2000 to $299.1 million in 2001. As a percentage of revenues, cost of revenue increased from 73.0% in 2000 to 73.8% in 2001 due primarily to an increase in payroll expense in 2001.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased 18.4% from $11.1 million in 2000 to $13.1 million in 2001. As a percentage of revenue, selling, general and administrative costs increased from 3.0% in 2000 to 3.2% in 2001. The increase primarily resulted from increased spending to support our existing and new business.

DEPRECIATION. Depreciation increased 15.5% from $14.7 million in 2000 to $17.0 million in 2001. As a percentage of revenue, depreciation increased from 4.0% in 2000 to 4.2% in 2001.The increase resulted from increased capital expenditures and fixed assets acquired in purchase business acquisitions in 2000 and 2001.

AMORTIZATION OF INTANGIBLE ASSETS. Amortization of intangible assets was $7.3 million in 2000 compared to $9.4 million in 2001.The increase is attributable to the amortization of intangible assets associated with the Company's acquisitions which were accounted for using the purchase method in 2000 and 2001.

RESTRUCTURING CHARGES (CREDITS). In December 2001 we approved a restructuring plan associated with the roll out of our new transcription platform.When the plan was approved, we recorded a $1.5 million charge, of which $1.4 million related to non cancelable lease obligations and $100,000 related to employee severance.As of December 31, 2001, $1.5 million was included in accrued expenses related to this restructuring.

In November 2001, we completed the purchase of a medical transcription company. In connection with this acquisition, we established a restructuring reserve of $1.8 million. The reserve consists of $1.6 million for remaining payments on non cancelable leases and $200,000 for severance.

In December 1998 a restructuring plan associated with the MRC acquisition was approved. When the plan was approved we recorded a $6.5 million charge. As of December 31, 2001, $671,000 was included in accrued expenses related to the restructuring.

In 1997, MRC incurred a restructuring charge of $2.1 million related to the closure and consolidation of less profitable or redundant client service centers and other non-recurring acquisition and integration costs incurred in connection with MRC's acquisition of Medical Records Corp. In 2001 and 2000, MedQuist revised its estimate of the required reserves and reversed $430,000 and $542,000, respectively of the 1997 restructure charge. As of December 31, 2001, the accrual has been fully utilized.

INTEREST INCOME NET. We had net interest income of $3.9 million in 2000 and interest income of $3.8 million in 2001. The decrease is due to decreased rates of return on liquid investments, partially offset by a greater amount of cash available for investment.

OTHER (INCOME) EXPENSE. During 2001, we settled a lawsuit, in our favor, for a non-recurring gain of $3.0 million, net of legal expenses.

INCOME TAX PROVISION. The income tax provision decreased from $28.8 million or 42.6% of pre-tax income in 2000 to $27.9 million or 38.5% of pre-tax income in 2001. The decrease primarily resulted from the majority of the tender offer costs incurred in 2000 not being deductible for tax purposes, and state tax planning.

	Non-Cancelable Leases	Non-Cancelable Severance (in thousands)	Contracts and Other Exit Costs	Total
1998 Restructure Charge	$ 3,835	$ 1,618	$ 1,086	$ 6,539
Payments against Restructure Accrual:				
1998	—	(567)	(410)	(977)
1999	(437)	(723)	(17)	(1,177)
2000	(556)	(20)	—	(576)
2001	(164)	—	—	(164)
Revision to estimate recorded in 1999	(1,492)	(182)	(659)	(2,333)
Revision to estimate recorded in 2000	(471)	—	—	(471)
Revision to estimate recorded in 2001	(44)	(126)	—	(170)
1998 Restructure accrual balance, at December 31, 2001	$ 671	$ —	$ —	$ 671

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

REVENUES. Revenues increased 10.3% from $330.0 million in 1999 to $364.1 million in 2000. The $34.1 million increase resulted from increased sales to existing customers, sales to new customers and strategic partners and additional revenue from acquisitions. The $34.1 million increase resulted from $28.7 million of core growth and $5.4 million from large acquisitions.

COST OF REVENUES, EXCLUDING DEPRECIATION. Cost of revenues increased 11.6% from $238.2 million in 1999 to $265.8 million in 2000. As a percentage of revenues, cost of revenue increased from 72.2% in 1999 to 73.0% in 2000 due primarily to an increase in transcription related payroll and benefit expense in 2000, partially offset by cost reductions resulting from consolidation of duplicative facilities.

SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses decreased 5.8% from $11.8 million in 1999 to $11.1 million in 2000. As a percentage of revenue, selling, general and administrative costs decreased from 3.6% in 1999 to 3.0% in 2000. The decrease was due primarily to administrative staff reductions made in association with the merger with MRC, and our ability to spread the fixed portion of our overhead over a larger revenue base.

DEPRECIATION. Depreciation increased 22.7% from $12.0 million in 1999 to $14.7 million in 2000. As a percentage of revenue, depreciation increased from 3.6% in 1999 to 4.0% in 2000. The increase resulted from increased capital expenditures and fixed assets acquired in purchase business acquisitions in 1999 and 2000.

AMORTIZATION. Amortization of intangible assets was $5.3 million in 1999 compared to $7.3 million in 2000. The increase is attributable to the amortization of intangible assets associated with the Company's acquisitions which were accounted for using the purchase method in 1999 and 2000.

RESTRUCTURING CHARGES (CREDITS). In December 1998, our board of directors approved a restructuring plan associated with the MRC acquisition. When the board approved the plan, we recorded a $6.5 million charge, of which $3.8 million related to non cancelable lease obligations on duplicate facilities, $1.6 million related to employee severance and $1.1 million related to contract cancellations and other exit costs. As of December 31, 2000, $993,000 of noncancellable leases had been paid, $1.3 million of the employee severance and $427,000 in other restructuring costs had been paid. At December 31, 2000, $1.0 million was included in accrued expenses related to the restructuring.

OTHER (INCOME) EXPENSE. In July 2000, Koninklijke Philips Electronics, N.V. (Philips) completed a tender offer in which they acquired approximately 60 percent of MedQuist's outstanding common stock for $51.00 per share. In association with this tender offer, MedQuist incurred approximately $6.3 million of costs, primarily related to investment banker fees. In 1998, $11.0 million of transaction costs associated with the 1998 pooling of interest combinations was recorded. In 1999, $315,000 of these costs were reversed in connection with adjustments to our accruals and reserves.

GAIN ON SALE OF SECURITIES. During 1999 and 2000, we had a gain of $309,000 and $3.7 million, respectively, on the sale of securities resulting from the exercise of warrants to purchase Lernout & Hauspie stock and subsequent sale of the stock.

INTEREST INCOME, NET. We had interest income, net of $2.0 million in 1999 and interest income, net of $3.9 million in 2000. The increase was a result of the investment of excess cash balances in 2000.

INCOME TAX PROVISION. The income tax provision increased from $27.4 million or 40.6% of pre-tax income in 1999 to $28.8 million or 42.6% of pre-tax income in 2000. The increase resulted largely from the majority of the tender offer costs incurred in 2000, not being deductible for tax purposes.

Liquidity and Capital Resources

At December 31, 2001, we had working capital of $135.7 million, including $86.3 million of cash and cash equivalents. During the twelve months ended December 31, 2001, our operating activities provided cash of $81.7 million and during the twelve months ended December 31, 2000 our operating activities provided cash of $60.5 million. The increase primarily resulted from increased net income and liquidation of accounts receivable and prepaid expenses and an increase in accrued expenses, partially offset by a reduced tax benefit for exercise of employee stock options.

During the twelve months ended December 31, 2001, we used cash in investing activities of $93.0 million, consisting of $14.1 million of capital expenditures, and $77.3 million for acquisitions accounted for under the purchase method. During the twelve months ended December 31, 2000, we used cash in investing activities of $28.0 million, consisting of $17.5 million of capital expenditures, $6.1 million investments in A-Life Medical, Inc. securities, $8.1 million for acquisitions accounted for under the purchase method and $728,000 for the purchase of securities, offset by $4.4 million in cash proceeds from the sale of securities.

During the twelve months ended December 31, 2001, net cash provided by financing activities was $231,000, consisting of $938,000 for repayment of long term debt, partially offset by $1.2 million in proceeds from the issuance of common stock including option exercises and issuances in connection with the employee benefits plan. During the twelve months ended December 31, 2000, net cash provided by financing activities was $2.8 million, consisting of $19.8 million in proceeds from the issuance of common stock including option exercises and issuances in connection with employee benefit plans, partially offset by $15.5 million from the purchase and retirement of MedQuist stock and $1.6 million for repayment of long-term debt.

In April 2000, we made a $6.1 million investment in A-Life Medical, Inc., a leader in advanced natural language processing technology for the medical industry. In September 2001, we advanced A-Life Medical, Inc. $1.0 million as a prepayment on a license agreement. In December 2001, we advanced $674,000 to A-Life Medical, Inc. in connection with an additional investment which closed in January 2002. Our investment in A-Life Medical, Inc. is inherently risky due to the nature of its early stage development technology and related uncertain near term opportunities. We will continue to monitor this investment on a periodic basis. In the event the carrying value of the investment exceeds the fair value of the investment and the decline is determined to be other-than-temporary, an impairment charge will be recorded. Fair value for A-Life Medical, Inc. is based on estimates and assumptions used in forecasted financial models. In order to determine whether a decline in value is other-than-temporary, we evaluate, among other factors: the duration and extent to which the fair value has been less than carrying value; the financial condition of the company, including key operational and cash flow metrics; current market conditions, future trends and the business outlook for the company; and our intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

We have previously accounted for the investment in A-Life under the cost method. As a result of our increased ownership percentage from the January 2002 financing transaction, we will begin to account for the investment under the equity method.

We believe that our cash and cash equivalent, on hand, and cash flow generated from operations and our borrowing capacity will be sufficient to meet our current working capital and capital expenditure requirements.

Impact of New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that all business combinations consummated after June 30, 2001 be accounted for under the purchase method of accounting. SFAS No. 142 requires goodwill and intangible assets with indefinite lives will no longer be amortized, but are reviewed at least annually for impairment. The amortization provisions of SFAS No. 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt SFAS No. 142 effective January 1, 2002. Application of the non-amortization provisions of SFAS No. 142 for goodwill is expected to result in a decrease in amortization expense of approximately $3.5 million in 2002. At December 31, 2001, we had goodwill of approximately $110.6 million and during the twelve months ended December 31, 2001 we incurred approximately $3.4 million in amortization associated with goodwill. Subsequent to June 30, 2001, we completed two purchase business combinations resulting in goodwill of $21.3 million. Pursuant to SFAS No. 142, we will test goodwill for impairment upon adoption and we do not expect that the impairment test will result in any significant losses.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (effective for fiscal years beginning after June 15, 2002). SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and retirement of assets. We do not expect the adoption of SFAS No. 143 will have a significant impact on our financial position and results of operations.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which establishes a single accounting model, based on the framework established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed Of", and resolves significant implementation issues related to SFAS No. 121. SFAS No. 144 superceded SFAS No. 121 and Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". We are required to adopt SFAS No. 144 for the fiscal year ending December 31, 2002, however, early application is permitted. We do not believe that the adoption of SFAS No. 144 will have a material impact on our financial condition or results of operations.

Quantitative And Qualitative Disclosure About Market Risk

We generally do not use derivative financial instruments in our investment portfolio. We make investments in instruments that meet credit quality standards, as specified in our investment policy guidelines; the policy also limits the amount of credit exposure to any one issue, and type of instrument. We do not expect any material loss with respect to our investment portfolio.

The following table provides information about our investment portfolio at December 31, 2001. For investment securities, the table presents principal amounts and related weighted average interest rates (dollars in thousands).

Cash and cash equivalents	$ 86,334
Average interest rate	3.6%

At December 31, 2001, there exists $2.2 million in debt consisting primarily of notes payable resulting from acquisitions, which will be paid out in 2002 and 2003.

Inflation

We believe that the effects of inflation and changing prices generally do not have a material adverse effect on our results of operations or financial condition.

Forward-Looking Statements

Some of the information in this Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. We also may have referred you to this note in other written or oral disclosures we have made, such as our quarterly earnings conference calls. These statements include forward-looking language such as "will likely result," "may," "are expected to," "is anticipated," "estimated," "projected," "intends to" or other similar words. Our actual results are likely to differ, and could differ materially, from the results expressed in, or implied by, these forward-looking statements. There are many factors that could cause these forward-looking statements to be incorrect, including but not limited to the following risks: risks associated with (1) our ability to recruit and retain qualified transcriptionists and other employees; (2) inability to complete and assimilate acquisitions of businesses, especially acquisitions of non-medical transcription businesses, because we have no prior experience in such businesses; (3) dependence on our senior management team and new senior management from non-medical transcription acquisitions; (4) the impact of new services or products on the demand for our existing services; (5) our current dependence on medical transcription for substantially all of our business; (6) our ability to expand our customer base; (7) our ability to maintain our current growth rate in revenue and earnings; (8) the volatility of our stock price; (9) our ability to compete with others; (10) changes in law, including, without limitation, the impact the Health Information Portability and Accountability Act ("HIPAA") will have on our business; (11) infringement on the proprietary rights of others; (12) our failure to comply with confidentiality requirements; and (13) risks inherent in diversifying into other businesses, such as from the acquisition of DVI (digital dictation equipment) and entering into the medical record coding reimbursement business. When considering these forward-looking statements, you should keep in mind these risk factors and the other cautionary statements we may make in connnection with any such statements, and you should recognize that those forward-looking statements speak only as of the date made. MedQuist does not undertake any obligation to update any forward-looking statement included in this Annual Report or elsewhere.

Consolidated Balance Sheets

(in thousands)

	December 31	
		2000
Assets		
Current assets:		
Cash and cash equivalents	$ 86,334	$ 77,321
Cash equivalent with related party	—	20,044
Accounts receivable, net	78,429	75,155
Deferred income taxes	6,178	5,553
Prepaid expenses and other	1,714	6,546
Total current assets	172,655	184,619
Property and equipment, net	34,167	35,013
Intangible assets, net	167,803	123,408
Deferred income taxes	20,197	—
Other	9,215	6,861
	$ 404,037	$ 349,901
Liabilities and shareholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 1,067	$ 433
Accounts payable	4,562	4,232
Accrued expenses	31,323	23,985
Total current liabilities	36,952	28,650
Long-term debt	1,088	22
Other long-term liabilities	1,187	704
Deferred income taxes	—	2,719
Commitments and contingencies (Note 10)		
Shareholders' equity:		
Common stock, no par value, 60,000 shares authorized, 36,889 and 36,769 shares issued and outstanding, respectively	225,503	223,286
Retained earnings	139,284	94,648
Deferred compensation	(31)	(128)
Accumulated other comprehensive income	54	—
Total shareholders' equity	364,810	317,806
	$ 404,037	$ 349,901

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(in thousands, except per-share amounts)

	December 31		
		2000	1999
Revenues	$ 405,308	$ 364,149	$ 330,008
Costs and expenses:			
Cost of revenues, excluding depreciation	299,102	265,817	238,180
Selling, general and administrative	13,117	11,078	11,763
Depreciation	17,001	14,720	12,000
Amortization of intangible assets	9,398	7,335	5,333
Restructuring charges (credits)	868	(1,013)	(2,333)
Other (income) expenses	(3,000)	6,255	(315)
Total costs and expenses	336,486	304,192	264,628
Operating income	68,822	59,957	65,380
Gain on sale of securities	—	3,672	309
Interest income, net	3,754	3,874	1,955
Income before income taxes	72,576	67,503	67,644
Income tax provision	27,940	28,773	27,439
Net income	$ 44,636	$ 38,730	$ 40,205
Basic net income per common share	$ 1.21	$ 1.07	$ 1.14
Diluted net income per common share	$ 1.18	$ 1.04	$ 1.09

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders Equity

(in thousands)

	Common Stock		Retained	Deferred	Accumulated other comprehensive	
	Shares	Amount	earnings	compensation	income	Total
Balance, December 31, 1998	33,258	$ 136,603	$ 14,536	$ (538)	$ 585	$ 151,186
Comprehensive income:						
Net income	—	—	40,205	—	—	40,205
Change in unrealized gain on available for sale securities, net of tax	—	—	—	—	119	119
Total comprehensive income	—	—	40,205	—	119	40,324
Exercise of Common stock options, including tax benefit	1,153	18,812	—	—	—	18,812
Income tax asset recognized in pooling-of-interests transaction	—	1,187	—	—	—	1,187
Issuance of Common stock in connection with business acquisitions	171	1,256	—	—	—	1,256
Adjustment for immaterial pooling-of-interests transaction	—	—	1,177	—	—	1,177
Amortization of deferred compensation	—	—	—	247	—	247
Issuance of Common stock, net of expenses	1,320	42,347	—	—	—	42,347
Balance, December 31, 1999	35,902	200,205	55,918	(291)	704	256,536
Comprehensive income:						
Net income	—	—	38,730	—	—	38,730
Change in unrealized gain on available for sale securities, net of tax	—	—	—	—	(704)	(704)
Total comprehensive income	—	—	38,730	—	(704)	38,026
Exercise of Common stock options, including tax benefit	1,381	37,025	—	—	—	37,025
Shares repurchased and retired	(600)	(15,466)	—	—	—	(15,466)
Amortization of deferred compensation	—	—	—	163	—	163
Issuance of Common stock	86	1,522	—	—	—	1,522
Balance, December 31, 2000	36,769	223,286	94,648	(128)	—	317,806
Comprehensive income:						
Net income	—	—	44,636	—	—	44,636
Cumulative translation adjustments	—	—	—	—	54	54
Total comprehensive income	—	—	44,636	—	54	44,690
Exercise of Common stock options, including tax benefit	51	909	—	—	—	909
Amortization of deferred compensation	—	—	—	97	—	97
Issuance of Common stock	69	1,308	—	—	—	1,308
Balance, December 31, 2001	$ 36,889	$ 225,503	$ 139,284	$ (31)	$ 54	$ 364,810

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

	December 31		
		2000	1999
Operating Activities:			
Net income	$ 44,636	$ 38,730	$ 40,205
Adjustments to reconcile net income to net cash provided by operating activities–			
Depreciation and amortization	26,399	22,055	17,333
Gain on sale of securities	—	(3,672)	(309)
Amortization of deferred compensation	97	163	247
Deferred income tax provision (benefit)	57	2,797	(1,471)
Pension contribution payable in common stock	941	867	177
Stock-based compensation to members of board of directors	—	311	68
Tax benefit from exercise of employee stock options	239	17,720	9,496
Changes in assets and liabilities, excluding effects of acquisitions:			
Accounts receivable, net	6,763	1,071	(15,685)
Prepaid expenses and other	5,787	(6,349)	186
Other assets	(571)	437	1,156
Accounts payable	(2,770)	(1,141)	183
Accrued expenses	92	(12,368)	8,065
Other long-term liabilities	483	(85)	92
Net cash provided by operating activities	82,153	60,536	59,743
Investing Activities:			
Purchases of property and equipment	(14,058)	(17,492)	(14,169)
Acquisitions, net of cash acquired	(77,737)	(8,102)	(48,405)
Purchase of investments	—	(728)	(472)
Investment in/advances to A-Life Medical, Inc.	(1,674)	(6,051)	—
Proceeds from sale of investments	—	4,403	781
Net cash used in investing activities	(93,469)	(27,970)	(62,265)
Financing Activities:			
Repayments of long-term debt	(938)	(1,568)	(2,834)
Distributions	—	—	(219)
Proceeds from exercise of Common stock options	670	19,305	9,316
Net proceeds from issuance of Common stock	499	504	42,347
Purchase and retirement of Common stock	—	(15,466)	—
Net cash provided by financing activities	231	2,775	48,610
Effect of exchange rate changes	54	—	—
Net increase (decrease) in cash and cash equivalents with related party	(11,031)	35,341	46,088
Cash, cash equivalents and cash equivalents with related party, beginning of year	97,365	62,024	15,936
Cash, cash equivalents and cash equivalents with related party, end of year	$ 86,334	$ 97,365	$ 62,024

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

December 31, 2001, 2000 and 1999 *(in thousands, except per-share amounts)*

1. Background and summary of significant accounting policies:

Background

MedQuist Inc. (the Company or MedQuist) is the leading national provider of medical transcription services to the healthcare industry in the United States. MedQuist entered this business in May 1994 through the acquisition of a medical transcription services company, and since this date has completed an additional 44 acquisitions and has integrated the acquired business into its operations.

The Company is a majority-owned subsidiary of Koninklijke Philips Electronics N.V. (Philips) (see Note 13).

Principles of consolidation

The accompanying consolidated financial statements include the accounts of MedQuist and its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Translation of foreign currency

The Company established a foreign subsidiary in the United Kingdom in 2001 which uses the pound sterling as its functional currency. Assets and liabilities of this subsidiary are translated at exchange rates in effect at the balance sheet date, and income and expense accounts and cash flow items are translated at average exchange rates during the period. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income within shareholders' equity. Foreign exchange rate gains and losses included in operating results are not material in 2001.

Use of estimates and assumptions

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported assets and liabilities and contingency disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments purchased with an original maturity of three months or less, and consist primarily of cash on deposit with banks. At times, cash balances held at financial institutions are in excess of federally insured limits. The Company places its temporary cash investments with high-credit, quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. Management believes that no significant concentration of credit risk exists with respect to these cash investments.

Interest income earned on investments in cash equivalents was $3,524, $3,915 and $2,123 for the years ended December 31, 2001, 2000 and 1999, respectively.

Cash equivalent with related party

Cash equivalent with related party consisted of cash deposited with Philips for the purpose of optimizing income from temporary excess cash. In the fourth quarter of 2000, the Company began participating in a deposit facility established by Philips which allowed investments up to $100 million to earn interest at LIBOR less 0.125 percent, for periods up to 365 days. At December 31, 2000, the Company had $20,044 in such an investment. As the original maturity of this investment was less than three months, the investment was classified as a cash equivalent with related party in the accompanying consolidated balance sheet as of December 31, 2000. The Company withdrew all funds invested in this related-party deposit facility in the second quarter of 2001 and, at December 31, 2001, the Company had no such investment.

Interest income earned on cash deposited with Philips was $403 and $44 for the years ended December 31, 2001 and 2000, respectively.

Investments in marketable securities

Investments in marketable securities are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In 2000 and 1999, the Company had investments in marketable securities that were classified as available-for-sale. As such, the securities were carried at fair value, based on quoted market prices, with unrealized gains and losses reported as a component of accumulated other comprehensive income within shareholders' equity.

During 2000 and 1999, the Company sold the marketable securities resulting in gains of $3,672 and $309, respectively. No investments in marketable securities were held at December 31, 2001 and 2000.

Property and equipment

Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets, which range from two to seven years for furniture, equipment and software, and the lesser of the lease term or useful life for leasehold improvements. Repairs and maintenance costs are charged to expense as incurred, while additions and betterments are capitalized. Gains or losses on disposals are charged to operations.

Intangible assets

Intangible assets consist primarily of goodwill, customer lists, noncompete agreements and employee bases. The goodwill related to the first acquisition of a medical transcription business, which was completed in 1994, is being amortized over 40 years. The goodwill related to subsequent acquisitions completed from 1995 through June 30, 2001 is being amortized on a straight-line basis over 20-30 years. Goodwill related to acquisitions subsequent to June 30, 2001 is not being amortized in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Customer lists are amortized over 10-20 years. Noncompete agreements are amortized over the contractual terms, ranging from 1.5 to 4 years, and other intangibles are amortized over 3-5 years.

Long-lived assets

Pursuant to the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets and for Long-Lived Assets to Be Disposed of," management continually evaluates whether events and circumstances have occurred that indicate that the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance may not be recoverable. When factors indicate that long-lived assets should be evaluated for possible impairment, an estimate of the related undiscounted cash flows is used in measuring whether the long-lived asset should be written down to fair value. Measurement of the amount of the impairment is based on generally accepted valuation methodologies, as deemed appropriate. As of December 31, 2001, management believes that no revision to the remaining useful lives or write-down of long-lived assets is required.

Revenue recognition

The Company's revenue consists primarily of fees generated from providing medical transcription services. Fees for medical transcription services are generally based on contracted rates and revenue is recognized upon the rendering of services and delivery of transcribed reports. Revenues are also derived from equipment sales, coding services, interfacing fees, equipment rentals and referral fees and commissions from strategic partners. Revenues from these other sources are recognized as earned and are immaterial both individually and in the aggregate to consolidated revenues.

Advertising costs

The Company charges advertising costs to expense as incurred. Advertising expense was $857, $626 and $524 for the years ended December 31, 2001, 2000 and 1999, respectively.

Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings per share

The Company follows SFAS No. 128, "Earnings per Share," which requires a dual presentation of "basic" and "diluted" earnings per share on the face of the income statement. Basic earnings per share is calculated by dividing net income by the weighted-average number of shares of Common stock outstanding for the period. Diluted earnings per share is calculated by dividing net income by the weighted-average number of shares of Common stock outstanding for the period as adjusted for the dilutive effect of Common stock equivalents, which consist primarily of stock options, using the treasury stock method.

Fair value of financial instruments

Cash and cash equivalents, cash equivalent with related party, accounts receivable, accounts payable and accrued expenses are reflected in the accompanying consolidated financial statements at fair value due to the short-term nature of these instruments. The carrying amount of debt obligations approximates fair value at the balance sheet dates.

Stock options

The Company accounts for its stock option plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," under which no compensation cost has been recognized for options issued at fair market value on the date of grant. In 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 established a fair value based method of accounting for stock-based compensation plans. SFAS No. 123 requires that a company's financial statements include certain disclosures about a stock-based employee compensation arrangement regardless of the method used to account for the plan.

Comprehensive income

The Company follows SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in financial statements. The Company's comprehensive income consists of net income, unrealized holding gains on available-for-sale securities and currency translation adjustments. The Company's comprehensive income is presented within the accompanying Consolidated Statements of Shareholders' Equity. At December 31, 1999, the Company had an unrealized pretax gain on available-for-sale securities of $950, and the tax expense recorded on the unrealized gain was $246. These securities were sold in 2000 and a gain was realized. At December 31, 2001, the Company had a currency translation adjustments of $54 relating to a subsidiary in the United Kingdom.

Segment information

The Company operates in one reportable segment.

Statements of cash flow information

For the years ended December 31, 2001, 2000 and 1999, the Company paid interest of $86, $46 and $125, respectively, and income taxes of $21,222, $17,007 and $15,016, respectively.

The following table displays the net noncash financing activities resulting from the Company's business acquisitions (see Note 2):

	Year Ended December 31,		
	2001	2000	1999
Noncash net assets acquired	$ 79,837	$ 8,102	$ 51,388
Less– Seller notes and payables	(2,100)	—	(1,757)
Common stock issued	—	—	(1,226)
Net cash paid for business acquisitions	$ 77,737	$ 8,102	$ 48,405

Recent accounting pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires the use of the purchase method of accounting for business combinations initiated after June 30, 2001, and expands the definition of intangible assets that are to be recorded separately from goodwill. SFAS No. 142 requires that goodwill and certain intangible assets with an indefinite useful life to no longer be amortized, but such intangibles are to be reviewed for impairment at least annually and written down in periods in which the recorded value exceeds fair value.

For goodwill and other intangible assets resulting from acquisitions completed prior to July 1, 2001, the Company is required to follow the provisions of SFAS No. 142 as of January 1, 2002, and, accordingly, goodwill will no longer be amortized and impairment reviews will be periodically performed to assess whether any write downs are required. The Company's consolidated balance sheet at December 31, 2001 includes $89,290 (which is net of $14,543 of accumulated goodwill amortization) of goodwill recognized as a result of the acquisitions completed prior to July 1, 2001. In accordance with the provisions of these statements, the Company continued to amortize this goodwill through the end of 2001, recognizing approximately $3,371, $2,680 and $2,410 of goodwill amortization expense for the years ended December 31, 2001, 2000 and 1999, respectively. Subsequent to June 30, 2001, the Company completed two purchase business combinations which resulted in goodwill of $21,294. In accordance with the provisions of SFAS No. 142, no goodwill amortization expense has been recorded on these transactions.

While the Company has not yet completed all of the valuation and other work necessary to adopt these accounting standards, management believes that, except for the impact of discontinuing the amortization of goodwill, there will not be a significant impact on the Company's consolidated financial position and results of operations.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and retirement of assets. Management does not expect that the adoption of SFAS No. 143 will have a significant impact on the Company's consolidated financial position and results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which establishes a single accounting model, based on the framework established in SFAS No. 121. SFAS No. 144 superceded SFAS No. 121 and Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations–Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Company is required to adopt SFAS No. 144 for the year ending December 31, 2002; however, early application is permitted. Management does not believe that the adoption of SFAS No. 144 will have a significant impact on the Company's consolidated financial position and results of operations.

Reclassifications

Certain reclassifications have been made to the 1999 consolidated statement of operations to conform to the current year presentation, as well as the 2000 and 1999 consolidated statement of cash flows.

2. Acquisitions:

In 2001, the Company completed seven acquisitions for an aggregate purchase price of $79,417, consisting primarily of $77,317 in net cash payments and $2,100 in notes due to the sellers. The acquisitions in 2001 were accounted for under the purchase method of accounting.

In 2000, the Company completed eight acquisitions for an aggregate purchase price of $8,102, which were all cash transactions. The acquisitions in 2000 were accounted for under the purchase method of accounting.

In 1999, the Company completed 11 acquisitions, of which 10 were recorded under the purchase method of accounting while the other acquisition was accounted for as a pooling-of-interests. The 10 acquisitions accounted for under the purchase method had an aggregate purchase price of $52,255, consisting primarily of $49,272 in net cash, $1,757 in seller notes and 171 shares of Common stock with a fair value of $1,226. The Company completed one acquisition accounted for as a pooling-of-interests and prior period financial statements have not been restated for this acquisition due to the immateriality of this transaction.

A summary of the allocation of the purchase price to net assets acquired is as follows:

	Year Ended December 31,		
	2001	2000	1999
Purchase price:			
Cash paid for acquisition including transaction costs	$ 77,737	$ 8,102	$ 48,405
Notes due to sellers	2,100	—	1,757
Common stock issued	—	—	1,226
	$ 79,837	$ 8,102	$ 51,388
Purchase price allocation:			
Accounts receivable	$ 10,037	$ 238	$ 7,287
Prepaid and other	955	—	150
Property and equipment	2,097	526	2,463
Deposits	109	2	145
Deferred taxes	24,018	—	(124)
Intangible assets	53,793	7,427	46,365
Accounts payable	(3,100)	—	(180)
Accrued expenses	(7,534)	(50)	(4,246)
Debt	(538)	(41)	(472)
	$ 79,837	$ 8,102	$ 51,388

Pro forma information is not presented as these acquisitions are not material to the consolidated statements of operations.

3. Restructuring charges:

In December 2001, management approved a restructuring plan associated with the rollout of a new transcription platform. The plan includes the closure of several operating facilities in order to improve operating efficiencies. Costs associated with the plan of approximately $1,468 were recognized in 2001 in accordance with Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The components of the restructuring charge consist of $1,343 for remaining payments on noncancelable leases and $125 for severance.

In November 2001, the Company completed the purchase of a medical transcription company. In connection with this acquisition, the Company established a restructuring reserve of $1,790. The reserve consists of $1,599 for remaining payments on noncancelable leases and $191 for severance.

In December 1998, the Company's board of directors approved management's restructuring plan associated with the merger with another entity, which merger transaction was accounted for as a pooling-of-interests. The plan related primarily to the closure of several redundant operating facilities as well as certain corporate offices in order to improve operating efficiencies. Costs associated with the plan of approximately $6,539 were recognized in 1998 in accordance with EITF 94-3. The significant components of the restructuring charge consist of $3,835 for remaining payments on noncancelable leases, $1,618 for severance and $1,086 for noncancelable contracts and other exit costs. The severance costs are attributable to 41 individuals from various levels of operational and senior management.

From the date the restructuring charge was recorded in 1998 through December 31, 2001, the Company paid costs of $1,158 for noncancelable leases, $1,310 for severance and $427 for noncancelable contracts and other exit costs.

In 1999, management revised the estimate of the required reserves and reversed $2,333 of the 1998 restructuring charges relating to $1,492 of noncancelable leases, $182 for severance and $659 for noncancelable contracts and other exit costs. In 2000 and 2001, management further revised the estimate of the required reserves and reversed $471 and $170, respectively, of the 1998 restructuring charge. All of the reversal in 2000 relates to noncancelable leases as well as $44 in 2001, while the balance in 2001 of $126 relates to severance.

In 1997, an acquired entity had approved a separate management plan to close and/or merge several redundant operating facilities in order to reduce costs and improve operating efficiencies. The plan was completed during 1998 and included the cost of exiting certain facilities, primarily related to noncancelable leases, the disposition of fixed assets and employee severance costs. Costs associated with the plan of approximately $2,075 were recognized in 1997 in accordance with EITF 94-3. Included in this amount is approximately $705 for the disposal of assets and approximately $800 in severance and employee contract buy-outs. The balance is primarily related to noncancelable lease costs. The severance costs are attributable to eight individuals from various levels of operational and senior management. In 2000 and 2001, management revised its estimate of the required reserves and reversed $542 and $430, respectively, of the 1997 restructuring charge. At December 31, 2001, the accrual has been fully utilized.

4. Property and equipment:

	Year Ended December 31, 2001	2000
Furniture, equipment and software	$ 95,845	$ 82,270
Leasehold improvements	3,673	2,971
	99,518	85,241
Less– Accumulated depreciation and amortization	(65,351)	(50,228)
	$ 34,167	$ 35,013

Depreciation and amortization expense was $17,001, $14,720 and $12,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

5. Intangible assets:

	Year Ended December 31, 2001	2000
Goodwill (amortizable)	$103,833	$ 86,884
Goodwill (non-amortizable)	21,294	—
Customer lists	59,909	51,594
Noncompete agreements	10,663	7,016
Other	7,704	4,116
	203,403	149,610
Less– Accumulated amortization	(35,600)	(26,202)
	$167,803	$123,408

Year Ended December 31, 2001

	Life	Cost	Accumulated amortization	Net book value
Goodwill (amortizable)	20-40 years	$103,833	$ (14,543)	$ 89,290
Goodwill (nonamortizable)	—	21,294	—	21,294
Customer lists	10-20 years	59,909	(9,758)	50,151
Noncompete agreements	1.5-4 years	10,663	(6,673)	3,990
Other	3-5 years	7,704	(4,626)	3,078
		$203,403	$ (35,600)	$167,803

Amortization of all intangible assets was $9,398, $7,335 and $5,333 for the years ended December 31, 2001, 2000 and 1999, respectively.

6. Investment:

On April 6, 2000, the Company made a $6,051 investment in A-Life Medical, Inc. (A-Life), a privately held entity that is a leader in advanced natural language processing technology for the medical industry. The investment has been recorded under the cost method of accounting as the Company owns 19.5 percent of A-Life's outstanding voting shares and has no control of this entity.

In September 2001, the Company advanced $1,000 to A-Life as a prepayment on a license agreement. In December 2001 and January 2002, the Company advanced an aggregate of $783 to A-Life in connection with an additional equity investment that closed in January 2002. The initial investment and the subsequent advances have been classified as other assets in the accompanying consolidated balance sheet.

In January 2002, the Company's investment increased to 28 percent of the outstanding voting shares of A-Life and, as such, the investment will be accounted for under the equity method of accounting. As A-Life's net book value is negative, the $6,834 carrying value of the equity investments made will be allocated to intangible assets. The intangible assets, other than goodwill, will be amortized over the estimated useful life of such assets beginning in January 2002. In the event the carrying value of the investment exceeds the fair value of the investment and the decline is determined to be other-then-temporary, an impairment charge will be recorded.

The Company received approximately $16 and $100 of services from A-Life during the years ended December 31, 2001 and 2000, respectively.

7. Accrued expenses:

	Year Ended December 31, 2001	2000
Accrued payroll and related taxes	$ 15,764	$ 12,075
Restructuring charges	3,844	1,449
Income taxes payable	1,271	—
Other employee related expenses	2,318	2,318
Insurance reserves	236	2,100
Other	7,890	6,043
	$ 31,323	$ 23,985

8. Valuation account and restructuring accruals:

	Year Ended December 31, 2001	2000	1999
Allowance for doubtful accounts:			
Balance at beginning of year	$ 4,674	$ 4,668	$ 2,274
Provision	940	1,015	4,258
Acquisitions (Note 2)	541	—	648
Charges	(1,007)	(1,009)	(2,512)
Balance at end of year	$ 5,148	$ 4,674	$ 4,668
Restructuring accruals (Note 3):			
Balance at beginning of year	$ 1,449	$ 3,055	$ 6,775
Provision	1,468	—	—
Adjustments–			
1998 restructuring	(170)	(471)	(2,333)
1997 restructuring	(430)	(542)	—
Net charge to operations	868	(1,013)	(2,333)
Acquisition	1,790	—	—
Charges–			
2001 restructuring	(85)	—	—
1998 restructuring	(165)	(576)	(1,177)
1997 restructuring	(13)	(17)	(210)
Total charges	(263)	(593)	(1,387)
Balance at end of year	$ 3,844	$ 1,449	$ 3,055

The restructuring accruals at December 31, 2001 consist of the following components:

	Restructuring Reserve 2001	1998	1997	Total
Severance	$ 316	$ —	$ —	$ 316
Noncancelable leases	2,857	671	—	3,528
	$ 3,173	$ 671	$ —	$ 3,844

9. Long-term debt:

	December 31, 2001	2000
Seller notes	$ 2,100	$ 357
Capital lease obligations	15	73
Other	40	25
	2,155	455
Less– Current portion	(1,067)	(433)
	$ 1,088	$ 22

The Company had a credit facility that provided for a $10 million unsecured senior revolving line of credit. The credit facility expired on April 23, 2000.

Interest expense on debt obligations was $173, $85 and $168 for the years ended December 31, 2001, 2000 and 1999, respectively.

Long-term debt as of December 31, 2001, matures as follows:

2002	$ 1,067
2003	1,034
2004	29
2005	25
	$ 2,155

10. Commitments and contingencies:

Rent expense for operating leases was $8,233, $6,969 and $5,410 for the years ended December 31, 2001, 2000 and 1999, respectively.

Minimum annual rental commitments for noncancelable operating leases having terms in excess of one year as of December 31, 2001, are as follows:

2002	$ 8,421
2003	5,884
2004	2,997
2005	1,515
2006	813
2007 and thereafter	1,299
	$ 20,929

The Company has an employment agreement, as amended, with a former chief executive officer. The agreement entitles this individual to receive retirement benefits of $75 per year for life plus certain other benefits, as defined. Included in other long-term liabilities is $629 and $704 at December 31, 2001 and 2000, respectively, related to these retirement benefits. The employment agreement also requires the Company to loan the former chief executive officer's estate the necessary funds to exercise any options owned by the individual at the time of his death.

The Company has employment agreements with six executive officers, which expire at various times through June 2003, subject to renewal. These agreements provide an aggregate base compensation of $1,475 both in the years ended December 31, 2002 and 2003, plus incentive compensation based on a percentage of the executive's salary. These agreements also provide for certain other fringe benefits and payments upon termination of the agreements.

The Company has severance agreements with certain executive officers that provide for one-time payments in the event of a change in control, as defined, if the officer is terminated within 12 months of the change. The payments range from 18-24 months of cash compensation paid to the executive officers in the fiscal year immediately prior to the change in control event.

If the change in control had occurred on December 31, 2001, and the executive officers had been terminated the payments would have aggregated $3,686.

In the normal course of business, the Company is party to various claims and legal proceedings. Although the ultimate outcome of these matters is presently not determinable, management of the Company, after consultation with legal counsel, does not believe that the resolution of these matters will have a material effect upon the Company's consolidated financial position and results of operations.

11. Shareholders' equity:

In May 1999, the Company consummated a secondary public offering of its Common stock, selling 800 shares at $33.63 per share. In June 1999, the underwriters exercised their over allotment option for an additional 505 shares. After deducting the underwriters' discount and offering expenses, the net proceeds to the Company were $41,858.

During the year ended December 31, 2000, the Company repurchased 600 shares of outstanding Common stock for $15,466 at an average of $25.78 per share. All Common stock acquired was subsequently retired.

In 2000 and 1999, the Company issued 22 and 2 shares of Common stock to members of the board of directors, respectively. The fair value of the stock grants was $311 in 2000 and $68 in 1999.

The Company also has a plan whereby certain non-employee members of the Board of Directors have been granted Common stock but the shares will not be issued until the director terminate membership on the Board. Stock granted in 2001, 2000 and 1999 were 3, 1 and 1, respectively, with a value of $54, $36 and $36. Total accrued costs for this plan are $170 at December 31, 2001.

12. Stock option plans:

The Company has six stock option plans that provide for the granting of options to purchase shares of Common stock to eligible employees (including officers) and nonemployee directors of the Company. Options may be issued at the fair market value of the Common stock on the date of grant or at a price determined by a committee of the Company's board of directors. The stock options vest and are exercisable over periods determined by the committee.

In February 1998, an entity acquired by the Company, which acquisition was accounted for as a pooling-of-interests, issued 165 stock options to employees with exercise prices below the fair market value of the Common stock on the date of grant. Accordingly, deferred compensation totaling $1,078 was recorded, of which $97, $163 and $247 was amortized to expense in 2001, 2000 and 1999, respectively, and $31 remains unamortized at December 31, 2001.

Information with respect to the Company's Common stock options is as follows:

	Shares	Exercise price per share	Aggregate proceeds
Outstanding, December 31, 1998	4,433	$ 1.34 – 31.19	$ 53,109
Granted	91	28.31 – 44.00	3,365
Exercised	(1,153)	1.34 – 31.19	(9,316)
Canceled	(202)	5.21 – 31.19	(4,253)
Outstanding, December 31, 1999	3,169	1.34 – 31.19	42,905
Granted	2,056	17.06 – 70.00	105,380
Exercised	(1,381)	1.67 – 44.00	(19,305)
Canceled	(244)	5.21 – 70.00	(7,295)
Outstanding, December 31, 2000	3,600	2.17 – 70.00	121,685
Granted	1,190	16.00 – 43.50	26,675
Exercised	(51)	5.21 – 24.94	(670)
Canceled	(165)	10.48 – 70.00	(7,410)
Outstanding, December 31, 2001	4,574	$ 2.17 – 70.00	$ 140,280

At December 31, 2001, there were 2,037 exercisable options with an aggregate exercise price of $42,032 and 1,622 additional options available for grant under the plans. Exercisable options at December 31, 2000 and 1999 were 1,523 and 1,691 with an aggregate exercise price of $21,024 and $16,275, respectively.

A summary of outstanding options and exercisable options at December 31, 2001 is as follows:

	Options outstanding			Options exercisable	
Range Of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$ 0.00 –$ 2.17	30	2.4	$ 2.17	30	$ 2.17
2.17 – 5.43	334	3.5	3.22	334	3.22
5.43 – 13.53	615	4.7	7.72	571	7.51
13.53 – 33.83	2,117	7.7	22.46	764	22.77
33.83 – 70.00	1,478	8.4	38.75	338	56.77
	4,574	7.2	30.67	2,037	20.64

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and the related interpretations in accounting for its stock option plans. Had compensation cost for the Company's Common stock options been determined based upon the fair value of the options at the date of grant, as prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and net income per share would have been reduced to the following pro forma amounts:

	Year Ended December 31,		
	2001	2000	1999
Net income:			
As reported	$ 44,636	$ 38,730	$ 40,205
Pro forma	35,934	34,447	35,945
Basic net income per share:			
As reported	1.21	1.07	1.14
Pro forma	0.98	0.95	1.02
Diluted net income per share:			
As reported	1.18	1.04	1.09
Pro forma	0.95	0.93	0.98

The above pro forma amounts may not be indicative of future amounts because option grants prior to January 1, 1995 have not been included and because future option grants are expected.

The fair value of the options granted is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,		
	2001	2000	1999
Risk-free interest rate	5.92%	6.17%	5.87%
Volatility	56%	55%	55%
Expected dividend yield	0%	0%	0%
Expected option life	5 years	5 years	5 years

13. Other income (expense):

In the first quarter of 2001, the Company received net proceeds of $3,000 in connection with the settlement of a lawsuit.

In the third quarter of 2000, Philips completed a tender offer in which it acquired approximately 60 percent of the Company's outstanding Common stock for $51.00 per share. In connection with this tender offer, the Company incurred approximately $6,255 of costs, primarily related to investment banker fees. Since July 2000, Philips has purchased additional shares in the open market, at various prices, thereby increasing its ownership in the Company to approximately 70 percent.

In 1999, the Company reversed $315 of transaction costs previously accrued in connection with an acquisition completed in 1998 that was accounted for under the pooling-of-interest method of accounting.

14. Income taxes:

The income tax provision consists of the following:

	Year Ended December 31,		
	2001	2000	1999
Current:			
State and local	$ 3,099	$ 3,196	$ 4,256
Federal	24,784	22,780	24,654
	27,883	25,976	28,910
Deferred:			
State and local	462	263	(18)
Federal	(405)	2,534	(1,453)
	57	2,797	(1,471)
	$ 27,940	$ 28,773	$ 27,439

A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is as follows:

	Year Ended December 31,		
	2001	2000	1999
Statutory federal income tax rate	35.0%	35.0%	35.0%
Nondeductible transaction costs	—	—	(0.2)
State income taxes, net of federal benefit	3.4	3.5	4.1
Other	0.1	4.1	1.7
	38.5%	42.6%	40.6%

The tax affected temporary differences that give rise to deferred income taxes are as follows:

	December 31, 2001	2000
Deferred tax assets:		
Fixed assets	$ 184	$ —
Intangibles	22,372	5,474
Foreign net operating loss carryforwards	2,049	—
Restructuring accruals	822	586
Accruals and reserves	3,548	5,192
Deferred compensation	456	279
Other	387	—
Total deferred tax assets	29,818	11,531
Deferred tax liabilities:		
Fixed assets	—	(1,759)
Intangibles	—	(4,943)
Other	(406)	(1,995)
Total deferred tax liabilities	(406)	(8,697)
Valuation allowance	(3,037)	—
Net deferred tax assets	$ 26,375	$ 2,834

In connection with a purchase business combination completed in November 2001, the Company acquired $24,018 in net deferred tax assets. Management believes that $3,037 of these acquired deferred tax assets will not be realized. Accordingly, the Company recorded a valuation allowance for this amount. This allowance was established in purchase accounting.

In prior years, the Company completed two acquisitions that were accounted for as poolings-of-interest for financial reporting purposes and as taxable purchase transactions for income tax purposes. Deferred tax assets were recognized upon consummation of these transactions with an offsetting credit to equity. The Company is deducting the amortization of the intangible assets recorded for tax purposes and recording a reduction of current taxes payable and the deferred tax assets previously recorded.

Realization of the Company's remaining net deferred tax assets is dependent on future taxable income. Management believes that such assets will be realized; however, ultimate realization could be negatively impacted by market conditions and other variables not known or anticipated at this time.

15. Earnings per share:

The table below sets forth the reconciliation of the numerators and denominators of the Company's basic and diluted income per share computations for the years ended December 31, 2001, 2000 and 1999.

	Net Income	Shares	Per Share Amount
2001			
Basic	$ 44,636	36,842	$ 1.21
Effect of dilutive securities	—	876	
Diluted	$ 44,636	37,718	$ 1.18
2000			
Basic	$ 38,730	36,154	$ 1.07
Effect of dilutive securities	—	1,015	
Diluted	$ 38,730	37,169	$ 1.04
1999			
Basic	$ 40,205	35,120	$ 1.14
Effect of dilutive securities	—	1,609	
Diluted	$ 40,205	36,729	$ 1.09

For the years ended December 31, 2001, 2000 and 1999, 2,608, 2,055 and 72 Common stock options, respectively, were excluded from the diluted computation because the effect would be anti-dilutive.

16. Employee benefit plans:

Savings plan

The Company offers a savings plan under section 401(k) of the Internal Revenue Code. This savings plan allows eligible employees to contribute up to 15 percent of their compensation on a pretax basis. The Company matches 50 percent of the participant's contribution, up to 5 percent of the participant's total compensation. The matching contribution is made on a quarterly basis using the Company's Common stock. The charge to operations for the Company's matching contributions was $941, $867 and $177 in 2001, 2000 and 1999, respectively. The Company issued 34 shares in 2001, 27 shares in 2000 and 5 in 1999, in connection with the Company's matching contribution, with a value of $809, $707 and $185, respectively. The Company's matching contribution for the fourth quarter of 2001 will be made in the first quarter of 2002.

Stock purchase plan

All full-time employees except those who own 5 percent or more of the stock of the Company are eligible to participate in the Company's Employee Stock Purchase Plan (SPP). The SPP provides that participants may authorize the Company to withhold up to 10 percent of their earnings for the purchase of the stock. The purchase price of the Common stock is determined by the Compensation Committee but shall not be less than 85 percent of the fair market value of the Common stock. Through the SPP, 35, 21 and 8 Common shares were purchased in 2001, 2000 and 1999 at a total purchase price of $499, $504 and $236, respectively.

17. Related-party transactions:

In April 2001, the Company began procuring liability insurance through Philips. In addition, the Company entered into an agreement with Philips which allows the Company to purchase certain products at a discount from Philips. The Company paid $50 under this agreement in 2001.

The Company also paid Philips $1,933 and $500 during 2001 and 2000, respectively, related to a licensing agreement entered into to provide for the integration and use of certain of Philips' speech recognition technology into the Company's business. This agreement was amended effective January 1, 2002 and requires the Company to make an upfront payment of $150 and a fee based on a per payroll line basis. The amended agreement expires on May 22, 2005.

A member of the Company's board of directors is a partner in a law firm that has engaged to act as special counsel in certain matters. During the years ended December 31, 2001, 2000 and 1999, the Company paid this firm $1,055, $373 and $79, respectively.

18. Quarterly supplemental financial data (unaudited):

The following tables present certain unaudited consolidated quarterly financial information for each of the eight quarters in the period ended December 31, 2001. In the opinion of management, this quarterly information has been prepared on the same basis as the consolidated financial statements and includes all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information for the periods presented. The results of operations for any quarter are not necessarily indicative of the results for the full year or for any future period.

	Three months ended			
	March 31	June 30	September 30	December 31
Year ended December 31, 2001:				
Revenues	$ 95,099	$ 97,978	$ 102,695	$ 109,536
Income before income taxes	20,922	17,297	17,657	16,700
Net income	12,867	10,638	10,860	10,271
Basic net income per common share	0.35	0.29	0.29	0.28
Diluted net income per common share	0.34	0.28	0.29	0.27
Year ended December 31, 2000:				
Revenues	$ 92,512	$ 90,989	$ 90,648	$ 90,000
Income before income taxes	23,720	19,351	9,109	15,323
Net income	14,232	11,611	3,534	9,353
Basic net income per common share	0.40	0.33	0.10	0.25
Diluted net income per common share	0.39	0.31	0.10	0.25

The Company recorded a pretax gain of $3,000 in the first quarter of 2001 in connection with the settlement of a lawsuit (see Note 13) and recorded a pretax restructuring charge of $1,468 in the fourth quarter of 2001 (see Note 3). In the third quarter of 2000 the Company recorded pretax tender offer costs of $6,255 (see Note 13).

Report of independent public accountants

To MedQuist Inc. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of MedQuist Inc. (a New Jersey corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MedQuist Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP
Philadelphia, Pennsylvania
January 30, 2002

Corporate Information

EXECUTIVE OFFICERS

David A. Cohen
Chairman, President and Chief Executive Officer

Brian J. Kearns
Senior Vice President, Treasurer and Chief Financial Officer

John M. Suender
Senior Vice President, Secretary and General Counsel

Ronald F. Scarpone
Senior Vice President, Sales and Marketing

Ethan H. Cohen
Senior Vice President and Chief Technology Officer

REGISTRAR

American Stock Transfer and Trust Company
New York, New York

FORM 10-K

Shareholders may obtain a copy of the Annual Report on Form 10-K as filed with the Securities and Exchange Commission for the year ended December 31, 2001, without charge, by sending a written request to the Secretary of the Company at its corporate headquarters.

Annual Shareholders Meeting

The Annual Meeting of the Shareholders of MedQuist Inc. will be held on Wednesday, May 29, 2002 at 11:00 a.m., E.D.T., at the Mansion at Main Street, Plaza 1000, Voorhees, New Jersey.

Independent Auditors

Arthur Anderson LLP
1601 Market Street
Philadelphia, PA 19103

Web Page

http://www.medquist.com

BOARD OF DIRECTORS

Hans M. Barella
President and Chief Executive Officer
Philips Medical Systems International B.V.

Belinda W. Chew
Senior Vice President and General Counsel
Philips Electronics North America Corporation

David A. Cohen
Chairman, President and Chief Executive Officer

William E. Curran
Chief Executive Officer
Philips Electronics North America Corporation

Wim Punte
Chief Financial Officer
Philips Medical Systems International B.V.

Stephen H. Rusckowski
Chief Executive Officer, Cardiac and Monitoring Systems
Philips Medical Systems

A. Fred Ruttenberg, Esq.
Partner, Blank, Rome, Comisky and McCauley

Richard H. Stowe
Senior Advisor, Capital Counsel, L.L.C.

John H. Underwood
Managing Director, Pfingsten Partners, L.P.

Erik J. Westerink
Executive Vice President
Philips International B.V.

MedQuist Inc.
Five Greentree Centre Suite 311 Marlton NJ 08053



Shaping Technology to Fit the Practice of Healthcare


PHILIPS
9100